Exhibit 4.3

AMENDMENT NO. 1 TO THE

2002 STOCK INCENTIVE PLAN OF THE FINISH LINE, INC.

Pursuant to rights reserved under Section 13 of the 2002 Stock Incentive Plan of The Finish Line, Inc., as amended and restated (the “Plan”), the Board of Directors of The Finish Line, Inc. hereby amends the Plan as follows:

Article 1. Amendment

Section 1.1 Amendment to Section 10.2. Section 10.2 is hereby amended and restated to read in its entirety as follows:

If the outstanding Shares or other securities of the Company, or both, for which the Award is then exercisable or as to which the Award is to be settled shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, recapitalization, or reorganization, the Committee will, appropriately and equitably adjust the number and kind of Shares or other securities which are subject to the Plan or subject to any Awards theretofore granted, and the exercise or settlement prices of such Awards, so as to maintain the proportionate number of Shares or other securities without changing the aggregate exercise or settlement price, provided, however, that such adjustment shall be made so as to not affect the status of any Award intended to qualify as an ISO or as “performance based compensation” under Section 162(m) of the Code.

Article 2. Miscellaneous

Section 2.1 Entire Agreement. All other terms and provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment No. 1 to the 2002 Stock Incentive Plan of The Finish Line, Inc. has been executed this 20th day of December, 2006 to be effective as of 12:01 a.m. December 20, 2006.

The Finish Line, Inc.

By:	/s/ JEFFREY H. SMULYAN
Jeffrey H. Smulyan, member of the Compensation and Stock Option Committee

By:	/s/ BILL KIRKENDALL
Bill Kirkendall, member of the Compensation and Stock Option Committee